06006601

AB 3/27/06 *

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUSQUEHANNA CAPITAL GROUP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Line Avenue, Suite 220
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (610) 617-2600
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

mk 6/5

OATH OR AFFIRMATION

I, Brian Sullivan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Susquehanna Capital Group, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 23rd day of February 2006.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ATTICE D. GARY, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires October 28, 2007

Attice D. Gary
Notary Public

Signature

Controller / Treasurer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

SUSQUEHANNA CAPITAL GROUP
(a general partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Susquehanna Capital Group

We have audited the accompanying statement of financial condition of Susquehanna Capital Group as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Capital Group as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 13, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SUSQUEHANNA CAPITAL GROUP
(a general partnership)

STATEMENT OF FINANCIAL CONDITION
(dollars in thousands)

December 31, 2005

ASSETS	
Cash	$ 114
Receivable from Clearing Brokers	656,857
Securities Owned - at market value	6,463,152
Exchange Memberships - at cost (market value of $2,362)	865
Furniture and Equipment (net of accumulated depreciation of $2,611)	370
Bond Interest Receivable	7,418
Other Assets	613
Total Assets	$7,129,389
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities Sold, Not Yet Purchased - at market value	$6,395,967
Bond Interest Payable	3,151
Accrued Guaranteed Payments to Partners	16,243
Compensation Payable	15,154
Payable to Affiliates	7,401
Accounts Payable and Accrued Expenses	1,433
Total Liabilities	6,439,349
Partners' Capital	690,040
Total Liabilities and Partners' Capital	$7,129,389

See Notes to Statement of Financial Condition

(dollars in thousands)

1. ORGANIZATION:

Susquehanna Capital Group (the "Company"), a Delaware general partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer and market maker on the principal United States securities exchanges. The Company is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SIG Holding, LLC.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and options on a trade-date basis.

The Company maintains its cash in a deposit account which, at times, may exceed federally insured limits.

No provision for federal or state income taxes has been made since, as a partnership, the Company is not subject to those income taxes. The Company is subject to local taxes.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$3,779,677	$5,041,935
Debt securities	1,413,615	227,154
Options	1,269,860	1,126,878
	$6,463,152	$6,395,967

Securities owned or securities sold, not yet purchased, traded on a national securities exchange are valued at the last reported sales price on December 31, 2005. Options owned or options sold, not yet purchased, are valued at the mean between the last bid and the last ask prices on December 31, 2005. The resulting unrealized gains and losses related thereto are reflected in capital.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices which differ from the market value reflected on the statement of financial condition.

(dollars in thousands)

4. RECEIVABLE FROM CLEARING BROKERS:

The clearing and depository operations for the Company's security transactions are provided by various brokers.

At December 31, 2005, a significant portion of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing brokers reflected on the statement of financial condition are security positions with and amounts due from these clearing brokers.

5. RELATED PARTY TRANSACTIONS:

The Company is affiliated through common ownership with Susquehanna Business Development, Inc. and Waves Licensing, LLC.

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect operating expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. Included in the payable to affiliates is an accrued management fee of $2,191 relating to these indirect operating costs.

Guaranteed payments were payable in 2005 on certain contributed Partners' capital at the broker's call rate, as defined, plus 8%.

Susquehanna Business Development Inc. performs marketing services for the Company. The payable to this affiliate for these services is $25 as of December 31, 2005.

The Company has a licensing agreement with Waves Licensing, LLC. The agreement allows the Company to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Company pays an annual licensing fee equal to 10% of the Company's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees payable to Waves Licensing, LLC amounting to $5,035 for the year ended December 31, 2005.

Because of its short-term nature, the fair value of the payable to affiliates approximates its carrying amount.

Included in other assets is a nonvoting interest in a clearing broker through which the Company clears its proprietary transactions.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

6. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of a variety of derivative financial instruments such as options, warrants and futures. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at market value and any change in market value is reflected in Partners' capital.

Risks arise in futures contracts from potential counterparty nonperformance and from changes in the market values of the underlying instruments. Credit risk associated with these contracts is limited to amounts recorded as assets in the statement of financial condition. These financial instruments may give rise to off-balance-sheet market risk. Most futures contracts are traded on national exchanges thereby limiting the exposure to credit risk.

Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. Most of the stock options and warrants are traded on national exchanges, thereby limiting the exposure to credit risk. The writing of options involves elements of market risk in excess of the amount recognized in the statement of financial condition.

7. NET CAPITAL REQUIREMENT:

The Company is a registered broker-dealer with the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Company is a market maker, not to exceed $1,000. Net capital changes from day to day, but as of December 31, 2005, the Company had net capital of $74,364, which exceeded its requirement of $1,000 by $73,364.

SUSQUEHANNA CAPITAL GROUP
(a general partnership)

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
Susquehanna Capital Group

In planning and performing our audit of the financial statements and supplemental schedules of Susquehanna Capital Group (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and in making the periodic computations of the reserve required by rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements caused by error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 13, 2006